April 6, 2006
John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	W Holding Company, Inc.
Form 10-K filed March 16, 2005
File No. 001-16799
Dear Mr. Nolan:
This letter is submitted by W Holding Company, Inc. (the “Company”) as a follow up to comment #6 in your letter dated November 23, 2005 and in response to the additional comments in your letter dated March 24, 2006.
The Company’s responses to your comments are provided below, with each paragraph identified to correspond to the numbered comment.
Comment #1 (follow up to Comment #6 in your November 23, 2005 letter)
In providing this response, and as referenced in our January 23, 2006 letter, we note that subsequent to such date, the Company has responded to an SEC subpoena (In the Matter of Doral Financial Corp. – HO-10189) and met with SEC staff to review the information discussed below. We also call to your attention the Company’s determination to restate certain financial information, as disclosed on the Company’s Form 8-K filed on March 16, 2006.
•	6a. The Company’s primary loan origination activities are those of a commercial real estate lender. The residential mortgage market in Puerto Rico is dominated by two mortgage originators, Doral Financial Corporation (“Doral”) and R&G Financial Corporation (“R&G”). Consistent with its asset/liability management strategy and portfolio diversification the Company focused instead on obtaining the stream of income produced by these collateralized assets (without incurring the costs inherent in their production or servicing) by negotiating to purchase fixed rate mortgage loans from these two mortgage originators in Puerto Rico for portfolio purposes.

Prior to year 2000, these transactions were negotiated on a fixed rate basis. From year 2000 to the second quarter of year 2005, as a measure to reduce the Company’s exposure to changes in fair value due to changes in interest rates, substantially all such transactions were made on a floating rate basis (including some previously fixed rate purchased loans converted to floating rate), whereby the Company contracted to receive a yield based on the three month LIBOR plus a spread. Based on the representations made by the respective counterparty and the terms and conditions of each applicable contract, the Company, in consultation with its external auditors, recorded said transactions as either a purchase of real estate loans (Doral) or as commercial mortgage loans (R&G). The outstanding balance of transacted mortgage loans with Doral at December 31, 2004, which the Company previously treated as purchases for accounting purposes amounted to $624.1 million. The outstanding balance of transacted mortgage loans with R&G at December 31, 2004, accounted for as secured loans was $121.6 million. Such outstanding balances at September 30, 2005, were $1.096 billion and $99.8 million, respectively.

As part of the floating rate mortgage-related transactions with Doral, the Company recorded a balance guarantee swap since 2004. Doral agreed to provide the Company a return at a floating rate of interest (three month LIBOR plus a spread) even though the contractual terms of the loans are fixed rate in nature. This provision is effectively an interest rate swap (balance guarantee swap). In its previously issued reports, the Company, based on the facts previously discussed and its interpretation at that time that the Doral contracts met the sale accounting provisions of SFAS No. 140, in consultation with its independent external auditors, concluded that SFAS No. 133 and related interpretations required that these interest rate swaps be accounted for separately.

Although acquiring fixed interest rate loans with implicit fixed-to-variable interest rate swaps is substantially the same as acquiring variable interest rate loans for portfolio, management considered the provisions of Derivatives Implementation Group (“DIG”), Statement 133 Implementation Issue No. C6 (“DIG Issue No. C6”). DIG Issue No. C6 establishes that “a transferor may transfer fixed-rate financial assets to a transferee and guarantee a floating-rate return. If the transfer is accounted for as a sale and an interest-rate swap is entered into as part of the contractual provisions of the transfer, the transferor records the interest-rate swap as one of the financial components. In that case, the interest-rate swap should be accounted for separately in accordance with Statement 133. However, if the transfer is accounted for as a financing, the transferor records on its balance sheet the issuance of floating-rate debt; no derivative is recognized under Statement 133. Since the Company believed that the hedged item (i.e. real estate loans) and the hedging instrument (i.e. balance guarantee swap) had identical critical terms, no ineffectiveness was assumed and the fair value changes in the interest rate swaps were recorded as changes in the value of both the interest rate swaps and the mortgage loans. During 2004, the Company also concluded that the effect of recording this derivative on previous periods was immaterial since it had no effect on earnings and the effect on the Company’s total assets was immaterial (less than 0.17%).

Even though these transactions had been year after year the subject of review by regulatory bodies (including the Puerto Rico Commissioner of Financial Institutions, the Federal Deposit Insurance Corporation and the Federal Reserve Bank of New York) and by each institution’s independent external accountants; these transactions have recently been subject of much controversy and review by regulatory bodies with varying results being publicly discussed in the press, specifically focusing on whether these transactions which were recorded as “sales” do in fact qualify for “true sale” accounting under SFAS No. 140. The issues were originally raised from the viewpoint of the mortgage originators as it related to the valuation of the respective interest only strips and gains recognized by them, and subsequently extended to the potential effect of these transactions on the receiving parties such as the Company.
The Company on February 20, 2006 obtained a legal opinion in accordance with AU Section 9336 “Using the Work of a Specialist: Auditing Interpretations of Section 336- 1. The Use of Legal Interpretations as Evidential Matter to Support Management’s Assertion that a Transfer of Financial Assets Has Met the Isolation Criterion in Paragraph 9(a) of Financial Accounting Standards Board Statement No. 140.” This opinion was discussed with, and a copy provided to SEC staff. Based on an independent legal counsel’s opinion, management and the Audit Committee of the Company concluded that the transactions previously entered into with Doral which were originally recorded as purchased loans for accounting purposes, as a legal matter, do not qualify as “true sales”. Therefore, for accounting purposes, they should be accounted for as commercial loans secured by real property mortgages.
The principal changes with respect to the financial statement presentation of these mortgage related transactions include: (1) the characterization of loans as commercial loans secured by real property mortgages; (2) the associated balance guaranteed swap was reversed with no impact on earnings by decreasing loans receivable-net and other liabilities; (3) the statements of cash flows will present the outflows of these transactions as loan originations instead of loan purchases, even though total cash flows from investing activities will not change; (4) the change in accounting presentation did not change the allowance for loan losses; (5) for regulatory capital requirement purposes the risk weighting factor on the outstanding balance of such loans increased from 50% to 100%; Westernbank remains well capitalized under all applicable standards; and (6) Westernbank obtained a waiver from the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico with respect to the statutory limit for individual borrowers (loan to one borrower limit) on March 16, 2006. These adjustments had no effect on previously reported earnings for any period.
6b. The Company has not made fixed rate mortgage loan sales to other financial institutions with embedded fixed-to-variable interest rate swaps.

6c. There are numerous forms of contracts. However, the principal terms of most of the contracts to purchase fixed-rate residential mortgage loans with embedded fixed to variable interest rate swaps from a third party described in Note 19 to the consolidated financial statements for the year ended December 31, 2004 (refer to page 110 of Form 10-K), are as follows:
•	The contracts provide that upon the sale, transfer and assignment of each mortgage, the seller will deliver to buyer the following documents: 1. original mortgage note duly endorsed with recourse to the buyer from the seller; 2. recorded copy of deed of mortgage and 3. title insurance policy duly endorsed.

•	Other than customary terms, there are no provisions in the contracts that constrain buyer (the Company) or future purchasers, assignees or designees from selling or pledging the transferred assets.

•	The contracts provide certain recourse provisions (generally 15% of the original commitment amount, but in some cases, greater amounts) for delinquent loans over 120 days, timely payment provisions and parent company guarantees. Other than the limited recourse provision, there are no put back options to seller on these fixed to variable rate mortgage loan transactions.

•	Some contracts provide a conditional call option whereby the transferor (the third party) has the option to repurchase the outstanding balance of the mortgage loans at par, if at any time the yield to be paid to buyer (the Company) equals or exceeds an established strike rate based on the weighted average coupon on the mortgages. Strike rates fluctuate from 6.50% to 8.75%. Concurrently with any exercise of the call option by transferor, the implicit swap is terminated. Also, some of these contracts have floors ranging from 3.00% to 3.375%. None of the floor or call options were in the money at December 31, 2004 or through the nine month period ended September 30, 2005.

•	There are no caps attached or embedded on any of the contracts.
6d. This is no longer applicable. See Form 8-K filed on March 16, 2006.
6e. The Company entered into contracts to purchase fixed-rate residential mortgage loans from a third party. The third party agreed to provide the Company a return at a floating rate of interest (three month LIBOR plus a spread) even though the contractual terms of the loans are fixed rate in nature. This provision is effectively an implicit interest rate swap. Since the Company previously concluded that these contracts met the sale accounting provisions of Statement 140 (criteria in paragraph 9 of Statement 140) and Statement 133 and related interpretations (DIG Issue No. C6), these implicit interest rate swaps were accounted for separately. These swaps can be described as balance guarantee swaps because their notional amounts and fixed interest rates will always be identical to the outstanding aggregate purchased mortgage loan amounts and interest rates. The Company previously concluded that identical critical terms of the mortgage loans and the balance guarantee swaps permitted the Company to assume that the changes in fair values of the hedged item (the fixed rate mortgage loans) and the hedging instrument (the swaps) would completely offset at inception and on an ongoing basis. Our conclusion was based on the concordance of critical terms with respect to the mortgage loans and the swaps allowing the Company to make subsequent assessments of effectiveness by verifying and documenting that the critical terms remained intact. In reaching these conclusions, management considered the provisions of Paragraph 65 of Statement 133. In order to confirm that the offset expectation remained intact, a periodic review of the corresponding critical terms was performed. Since the Company believed that the hedged item and the hedging instrument had identical critical terms, no ineffectiveness was assumed and the fair value changes in the implicit interest rate swaps were recorded as changes in the value of both the interest rate swaps and the mortgage loans. As a result of the Company’s recent conclusion that these contracts did not meet the “true sale” requirements, these related derivatives were derecognized with no impact on earnings for any period.
6f. The contracts to purchase mortgage loans provide for a guarantee of the floating rate yield to the Company (please refer to answers 6a and 6c).
6g. These implicit interest rate swaps do not have any embedded or attached cap.
6h. The hedging transaction does not require the Company to enter into a contract to purchase additional fixed rate loans from a third party. The commitment referred to in note 18 to the consolidated financial statements (refer to page 109 of Form 10-K) is a separate transaction to purchase $600.0 million in mortgage loans in year 2005 under terms similar to previous transactions with the third party whereby the Company receives a variable rate upon “purchasing” the loans, but is completely unrelated to them.
6i. Please refer to answer 6h.
6j. Please refer to answer 6h.
6k.The example is no longer applicable since those transactions are now accounted for as floating rate commercial loans collateralized by real estate mortgages.
•	The amount of $12.7 million representing the estimated cumulative charge stated in our Form 8-K filed on January 31, 2006, comprised $7.8 million related to the interest rate swaps on our brokered deposits and $4.9 million related to the balance guarantee swap derivatives related to the mortgage loan transactions.

Such amounts were the Company’s best estimates of the potential charge using the mark to market positions of such derivatives as of December 31, 2005. In our Form 8-K filed on February 21, 2006, the Company revised its estimate of the charge to $8.2 million. The final amount relates exclusively to the interest rate swaps on brokered deposits, which the Company previously estimated at $7.8 million. Of the $8.2 million, $5.6 million corresponded to periods prior to the fourth quarter of 2005 and $2.6 million corresponded to the quarter ended December 31, 2005. As explained before, the $4.9 million charge related to the balance guarantee swap which was reversed with no impact on earnings for any period by decreasing loans receivable-net and other liabilities.
We believe the number you quote in your letter results from adding the $5.6 million charge for all periods up to September 30, 2005 and the $4.1 million charge for all periods up to December 31, 2004, mentioned in the sixth paragraph of our press release. These two numbers should not be added since both are cumulative effects and the $5.6 million already includes the $4.1 million.
Additional Comments
Comment #2
•	During late June 2002, before the closing of the quarterly period ended June 30, 2002, the Company decided to sell eight investments in bank preferred trust notes. This decision was prompted by a continued decline in the market for bank preferred trust notes and corporate paper in general since the events of September 11, 2001. Accordingly, on June 28, 2002, the Company reclassified these investments from available for sale securities into trading securities because it did not expect the fair value of the investments to recover in the near future. These securities had unrealized holding losses at the date of the transfer and were recognized in earnings immediately. At June 30, 2002, the unrealized holding losses on these investments amounted to $1,100,297. This is the only transfer from available for sale into trading securities which the Company has done since the adoption of SFAS 115. The Company does not expect this type of transactions to recur in the future.

The investments were sold in early July 2002 with a realized loss of $1,075,297. Six of them were sold on July 3, 2002, one of them was sold on July 11, 2002 and the last one was sold on July 16, 2002.

The Company acknowledges your comment about the transfer. EITF D-44: Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value provides:

“The FASB staff believes that when an entity has decided to sell an available-for-sale security whose fair value is less than its cost basis and the entity does not expect the fair value of the security to recover prior to the expected time of sale, a write-down for other-than-temporary impairment should be recognized in earnings in the period in which the decision to sell is made.”

As provided by EITF D-44, the Company recognized the loss into earnings immediately upon its decision to sell, accordingly the reclassification of these investments from the available for sale securities into trading securities did not have any effect on the consolidated statements of financial condition, of income and of changes in stockholders’ equity included in the 2004 Annual Report on Form 10-K. The only effect would be in the cash flows from operating activities and from investing activities for the year ended December 31, 2002.
•	The Company presented the proceeds from sales of these investments as operating cash flows from trading securities in the 2002 statement of cash flows (decrease in trading securities). These transactions do not relate to any purchase or sale of any type of loans.
Comment #3
Historically, the Company has entered into interest rate swaps (“CD Swaps”) to convert a portion of its fixed-rate brokered certificates of deposit (“CD”) (liabilities) to a variable rate. The purpose of entering into these CD swaps is to hedge the risk of changes in the fair value of certain brokered CD’s attributable to changes in the LIBOR rate (interest rate risk). We believe using CD swaps to convert the interest rates on brokered CDs from fixed to variable is prudent from a risk management and business standpoint. The hedged brokered CDs are typically structured with terms of 3 to 20 years with a call option on our part, but no surrender option for the CD holder, other than death or disability. The extended term of the brokered CDs minimize liquidity risk while our option to call the CDs after one year provides us with funding flexibility. This variable rate funding matches well with our strategy of having a large floating rate commercial loan portfolio. The Company considers these CD swaps to be valuable economic and highly effective transactions that benefit our Company.
SFAS No. 133 requires that all derivatives be carried on the Company’s Consolidated Statement of Financial Condition at fair value and that periodic changes in their fair value be recorded in earnings. However, if hedging relationships meet certain criteria specified in SFAS No. 133, they are eligible for hedge accounting and the offsetting changes in fair value of the hedged items may be recorded in earnings. The application of hedge accounting would generally require the Company to evaluate the effectiveness of the hedging relationships on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is known as the “long-haul” method of hedge accounting. Transactions that meet more stringent criteria qualify for the “short-cut method” of hedge accounting in which an assumption can be made that the change in fair value of a hedged item exactly offsets the change in value of the related derivative.

Based on prevailing industry interpretations of SFAS No. 133 at that time, several of these CD swaps (including those that had the CD broker fee embedded in the swap variable leg) were recorded using the short-cut method of hedge accounting. SFAS No. 133 allows the assumption of complete hedge effectiveness (assume no ineffectiveness) for these transactions if they comply with certain criteria.
In most of the swaps, the swap counterparty incorporated the related CD broker placement fee in the swap variable leg. For these swaps, the short-cut method was used to account for these derivatives since it approximated a fair value of zero, because the hedging relationship is almost perfect and the swaps met the following criteria for the application of short-cut method in paragraph 68 of SFAS No. 133:
1.	The notional amount of the swap always matches the principal amount of the brokered CD hedged.

2.	The fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment. In addition, in all instances, the fixed rate received on the interest rate swap equals the fixed rate paid on the brokered CD.

3.	The brokered CD is not prepayable (that is, able to be settled by either party prior to its scheduled maturity) except under holder death, and except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option. The call option is considered a mirror-image of the call option embedded in the hedge item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option. Our call option in the brokered CDs, which is a mirror-image of the broker call option in the hedging swaps, complies with this criterion.

4.	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

5.	Any other terms in the brokered CD or interest rate swap are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

6.	The expiration date of the swap matches the maturity date of the brokered CD.

7.	There is no floor or cap on the variable interest rate of the swap.

8.	The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at market rate (generally three to six months or less).

9.	Regarding the criterion of fair value of the swap at the inception of the hedging relationship to be zero, the Company considered the then current interpretation of the effect of the CD broker placement fee in the swap variable leg as insignificant and assumed complete hedge effectiveness (assumed no ineffectiveness).
Recent interpretations by the financial industry and accountants have now established that the CD swaps with the incorporated broker placement fee in the swap variable leg do not qualify for the short-cut method because said fee was determined to, in retrospect, have caused the swap not to have a fair value of zero at inception (which is required by SFAS No. 133 to qualify for the short-cut method). Although historical effectiveness testing recently performed clearly demonstrated that the CD swaps would have qualified for hedge accounting under the long-haul method (99.6% effective) if they had been designated, and their effectiveness had been measured that way and ongoing since their inception, recent pronouncements by the SEC have established that hedge accounting under SFAS No. 133 is not allowed retrospectively, since the hedge test and related documentation required for the long-haul method must be performed from inception of the hedge. Due to the fact that the Company originally designated those transactions under the short-cut method, the long-haul testing was not then performed as it was deemed inapplicable and unnecessary under the then prevailing interpretations.
As a result of this review, on January 30, 2006, the Company issued a press release stating that it was postponing its earnings release for the quarter and year ended December 31, 2005 until such review was concluded. On February 20, 2006, the Company provided a revised estimate of the adjustment; and on March 15, 2006, the Company issued a press release containing its earnings for the quarter and year ended December 31, 2005, and announcing its conclusion to restate its previously issued financial statements to correct the accounting treatment of these interest rate swaps. The effects of the restatement are discussed in such press release. The Company is in the process of completing the restatement.
Fair value hedge accounting allows a company to record the effective portion of the hedged item at fair value (in this case, the brokered CDs) if the hedging relationship is effective. Eliminating the application of fair value hedge accounting reverses the fair value adjustments that were made to the brokered CDs. Therefore, while the interest rate swap is recorded on the consolidated statement of financial condition at its fair value, the related hedged item, the brokered CDs, is required to be carried at par. In addition, the CD broker placement fee, which was incorporated into the swap, would now be separately recorded as a deferred cost on brokered CDs included in other assets and amortized through the maturity date of the related CD as a yield adjustment.

Other changes with respect to the reassessment of the Company’s accounting for its interest rate swaps (CDs swaps) on a portion of its brokered certificates of deposit (“brokered CDs”) under SFAS No. 133 include: (1) the net cash settlements under the brokers CD swaps that were originally reported as a component of the interest expense of the brokered CDs, are being reclassified to noninterest income; (2) the interest expense on deposits now includes the amortization of the CD’s broker placement fee; (3) changes during the periods in the fair value of the CD swaps now are not offset by the change in the fair value of the associated brokered CDs and accordingly are reported in noninterest income; (4) the income tax expense (benefit) of these adjustments is reflected in the deferred income tax provision line; (5) the adjustments resulted in changes to deferred tax assets; and (6) the adjustment to stockholders’ equity reflects the cumulative impact of the adjustments, net of income taxes, at the statement of financial condition date. This change resulted in a cumulative non-cash adjustment of $5.6 million, net of taxes, for the periods prior to the fourth quarter of 2005. For the fourth quarter of 2005, the non-cash adjustment was $2.6 million, net of taxes.
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If you have any questions or would like further information concerning the Company’s responses to your comment letter, please call me at (787) 834-8000 ext. 2271.
Sincerely,
/s/ Ricardo Hernández
    Chief Financial Officer